Sharpe Resources Corporation
(continued under the New Brunswick Business Corporation Act)

(Expressed in United States Dollars)
Consolidated Financial Statements

December 31, 2003 and 2002

April 20, 2004

Auditors' Report

To the Shareholders of
Sharpe Resources Corporation

We have audited the consolidated balance sheet of Sharpe Resources Corporation, as at December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2002 and for each of the years of 2002 and 2001 then ended were audited by other auditors' who expressed an opinion without reservation on those financial statements in their report dated March 31, 2003.


"McCarney Greenwood LLP"

McCarney Greenwood LLP
Chartered Accountants

Toronto, Canada


Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated April 20, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.


"McCarney Greenwood LLP"

McCarney Greenwood LLP
Chartered Accountants

Toronto, Canada

Sharpe Resources Corporation
(Expressed in United States Dollars)

Consolidated Balance Sheets

| | | December 31 | | |
		2003		2002
Assets				
Current assets				
Cash	$	62,231	$	73,518
Trade and sundry receivables		18,332		1,668
Notes receivable		89,228		19,700
Due from related parties (Note 8)		33,070		47,117
Inventory		6,670		18,537
		209,531		160,540
Office equipment (Note 3)		-		1,866
	$	209,531	$	162,406
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	61,979	$	61,475
Due to related parties (Note 8)		44,609		15,500
		106,588		76,975
Long term debt (Note 5)		664,533		664,533
Future site restoration and abandonment costs		13,500		-
		784,621		741,508
Capital Stock and Deficit				
Share Capital (Note 6)		10,921,861		10,921,861
Contributed surplus (Note 6)		17,660		-
Deficit		(11,514,611)		(11,500,963)
		(575,090)		(579,102)
	$	209,531	$	162,406

Approved by the Board   "Roland Larsen"   Director   "Kimberly L. Koerner"   Director

Sharpe Resources Corporation
(Expressed in United States Dollars)

<u>**Consolidated Statements of Operations and Deficit**</u> **Page 3**

	2003	**2002**	**2001**
		Years ended December 31	
Petroleum and natural gas revenue	$ 159,527	$ 55,631	$ 1,338,505
Operating and administrative expenses			
Operating	253,638	237,800	294,757
General and administrative	75,235	100,652	899,311
Depletion, depreciation and amortization	15,366	19,987	478,654
Interest	28,663	(41,128)	172,977
	372,902	317,311	1,845,699
(Loss) before the following	(213,375)	(261,680)	(507,194)
Write off of related party loans	-	149,681	13,671
Gain/(Loss) on disposal of petroleum and natural gas properties	189,727	-	(1,839,517)
Gain on disposal of capital asset	10,000	-	-
(Loss) before income taxes	(13,648)	(111,999)	(2,333,040)
Income taxes (Note 7)	-	-	-
Net (loss)	$ (13,648)	$ (111,999)	$ (2,333,040)
Deficit, beginning of year	$ (11,500,963)	$ (11,388,964)	$ (9,055,924)
Net (loss)	(13,648)	(111,999)	(2,333,040)
Deficit, end of year	$ (11,514,611)	$ (11,500,963)	$ (11,388,964)
(Loss) per common share (Note 6(f))			
Basic	$ 0.00	$ 0.00	$ (0.07)
Diluted	$ 0.00	$ 0.00	$ (0.07)

Sharpe Resources Corporation
(Expressed in United States Dollars)

Consolidated Statements of Cash Flows **Page 4**

	Years ended December 31		
	2003	**2002**	**2001**
Increase (decrease) in cash			
Cash flows from operating activities			
Net (loss)	$ (13,648)	$ (111,999)	$ (2,333,040)
Operating items not involving cash			
Depreciation, depletion and amortization	15,366	19,987	478,654
Common stock/Stock options awarded	17,660	-	33,027
Write off of payables	-	-	(15,167)
(Gain)/Loss on disposal of petroleum and natural gas properties	(189,727)	-	1,839,517
Gain on disposal of capital asset	(10,000)	-	-
Future site restoration costs	-	-	-
Gain on settlement of debt	-	(149,681)	(13,671)
Changes in non-cash operating Working capital (Note 9)	(30,665)	134,769	(1,073,200)
Cash flows (used in) operating activities	(211,014)	(106,924)	(1,083,880)
Cash flows from financing activities			
Repayments on long term debt	-	(117,654)	(2,752,839)
Repayments on loan facility	-	-	(691,865)
Cash flows (used in) financing activities	-	(117,654)	(3,444,704)
Cash flows from investing activities			
Additions to petroleum and natural gas properties	-	(31,404)	(645,329)
Proceeds on disposal of petroleum and natural gas properties	189,727	-	5,171,016
Additions to capital assets	-	-	(1,732)
Proceeds on disposal of capital assets	10,000	-	4,345
Cash flows from (used in) investing activities	199,727	(31,404)	4,528,300
(Decrease) in cash during the year	(11,287)	(255,982)	(284)
Cash, beginning of year	73,518	329,500	329,784
Cash, end of year	$ 62,231	$ 73,518	$ 329,500

(Expressed in United States Dollars)

1. Nature of operations

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the company sold substantially all of its petroleum and natural gas properties. The Company still retains interests in two oil producing properties located in the State of Texas. The Company is continuing to evaluate opportunities within and outside of the natural resources business.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in 2000. At December 31, 2003 and 2002, the Company still has outstanding debt under the Chapter 11 Plan, the details of which are described in Note 5. The Company also recorded gains on settlement of $149,681 and $13,671 in 2002 and 2001, respectively.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Summary of significant accounting policies

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting policies are as follows:

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12.

(a) Consolidation
These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary Sharpe Energy Company.

(b) Joint operations
The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.

.

(c) Revenue recognition
Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests.

(Expressed in United States Dollars)

(d) Capital assets
Office equipment is recorded at cost and is depreciated on a straight-line basis over periods ranging from three to five years. In the year of acquisition 1/2 of the above amounts are taken.

(e) Inventory
Inventory is carried at the lower of average cost and net realizable value.

(f) Petroleum and natural gas properties
Capitalized costs
The Company follows the full-cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration of and development of petroleum and natural gas resources are capitalized. Costs include lease acquisitions, geological and geophysical expenses, delay rentals and costs of drilling both productive and non-productive wells. Proceeds from the disposal of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion and depreciation
Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude petroleum.

Ceiling Test
In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proved reserves. Net cash flow is estimated using year-end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against operations as additional depletion and depreciation.

Future site restoration and abandonment costs
Estimated cost relating to future site restoration and abandonment's are provided for over the life of proved reserves on a unit-of-production basis. Costs are estimated, net of expected recoveries, based upon current legislation, cost, technology and industry standards. The annual provision is recorded as additional depletion and depreciation. The accumulated provision is reflected as a non-current liability and actual expenditures are charges against the accumulated provision when incurred.

(g) Stock-based compensation
The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 is $17,660 (See Note 6(e)). The pro-forma expense, using the intrinsic value based method, for awards granted for the year ended December 31, 2002 was $110,000.

(h) Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax basis. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(i) Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiary are considered to be of an integrated nature.

Monetary assets and liabilities of the parent Company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and capital stock of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

3. Capital Assets

	2003	2002
Cost	$ 54,146	$ 64,146
Accumulated depreciation	54,146	62,280
Net carrying value	$ -	$ 1,866

In 2003, the carrying value of the Company's capital assets were reduced to nil.

4. Petroleum and natural gas properties

	2003	2002
Cost	$ -	$ 31,404
Accumulated depletion and depreciation	-	31,404
Net carrying value	$ -	$ -

In 2002 and 2001, the carrying value of the Company's properties were reduced to nil as a result of the application of the ceiling test.

5. Long term debt

	2003	2002
Unsecured vendor loan claims	$ 664,533	$ 664,533

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable by 2006. At the discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption. The amount outstanding has been classified as debt and the dividend payments are reflected as interest expense to reflect this classification.

(Expressed in United States Dollars)

6. Share Capital

(a) Authorized
Unlimited (2002- unlimited) common shares without par value.

(b) Issued

33,184,303 Common Shares	$ 10,921,861

Common shares issued:	Shares	Amount
	#	$
Balance, December 31, 2003, 2002 and 2001	33,184,803	10,921,861

(c) Warrants

The Company did not issue any warrants during the year. The following table sets out the warrant activity during the year.

	Number of warrants	$
Balance, December 31, 2000 (i)	4,200,000	-
Expired warrants (ii)	(3,700,000)	-
Balance, December 31, 2001 and 2002	500,000	-
Exercise of warrants	-	-
Balance, December 31, 2003	500,000	-

(i) At December 31, 2000, three separate warrants were issued. These include warrants to acquire 1,400,000 common shares with a strike price of $0.50 Canadian and an expiry date of February 20, 2001, and warrants to acquire 2,300,000 common shares with a strike price of $0.25 Canadian and an expiry date of June 5 , 2002, and warrants to acquire 500,000 common shares with a strike price of $1.00 Canadian and an expiry date of May 12, 2004. These warrants were not valued and hence are recorded at nil.

(ii) In February 2001, the Company received approval from securities regulatory authorities to extend the exercise date of the 1,400,000 warrants that were to expire on February 20, 2001 to February 20, 2002 on the following condition: Should the average trading price of the Company's common stock exceed Canadian $0.50 for five business days, these warrants must be exercised within 45 days but not later than February 20, 2002. These warrants expired at maturity. In addition, warrants to acquire 2,300,000 common shares of the company at a price of Canadian $0.25 until June 5, 2002 expired at maturity. At December 31, 2002 warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

The following table summarizes the warrants outstanding at December 31, 2003:

Exercise price per share (Cdn $)	Expiry Date	Number of warrants outstanding at December 31, 2003
$ 1.00	May 12, 2004	500,000

(Expressed in United States Dollars)

(d) Stock options

The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003		2002		2001	
	Number	Weighted amount exercise price per share (Cdn $)	Number	Weighted amount exercise price per share (Cdn $)	Number	Weighted amount exercise price per share (Cdn $)
Balance,outstanding, beginning of year	2,039,000	$0.11	1,690,000	$0.15	-	$ -
Activity in the year						
Granted	1,431,000	$0.10	1,715,000	$0.15	-	$ -
Expired or cancelled during the year	(220,000)	$0.12	(1,366,000)	$0.15	(1,235,000)	$0.15
Balance, outstanding, end of year	3,250,000	$0.10	2,039,000	$0.11	(1,235,000)	$0.15

A summary of stock options outstanding is as follows:

Exercise price per share (Cdn $)	Expiry date	Number of shares remaining subject, to options at December 31 2003	2002
$0.10	May 8, 2008	1,431,000	-
$0.10	May 16, 2007	-	115,000
$0.10	May 13, 2007	1,000,000	1,000,000
$0.10	May 8, 2007	600,000	600,000
$0.15	August 14, 2005	-	105,000
$0.15	May 4, 2005	219,000	219,000
		3,250,000	2,039,000

(e) Contributed surplus adjustment and stock option compensation

During the year, 1,431,000 stock options were granted. At December 31, 2003 all options had vested and were fully expensed. The value for the stock options granted were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield 0%, volatility 93%, risk-free interest rate of 4.5% and an expected life of 5 years. As a result, the fair value was determined to be $17,660.

(Expressed in United States Dollars)

(f) Basic loss per share

The following table sets forth the computation of basic and diluted (loss) per share:

	2003	2002	2001
Numerator:			
(Loss) for the year	$ (13,648)	$ (111,999)	$ (2,333,040)
Numerator for basic and diluted earnings	$ (13,648)	$ (111,999)	$ (2,333,040)
Denominator:			
Weighted average number of common shares	33,184,803	33,184,803	32,957,407
Denominator for basic (loss) per share	33,184,803	33,184,803	32,957,407
Effect of dilutive securities:			
Stock Options (i)	-	-	-
Warrants (ii)	-	-	-
Denominator for diluted (loss) per share	33,184,803	33,184,803	32,957,407
Basic (loss) per share	$ 0.00	$ 0.00	$ (0.07)
Diluted (loss) per share	$ 0.00	$ 0.00	$ (0.07)

(i) Due to the loss in 2003, 2002 and 2001, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive**.**

(ii) The Company's preferred stock (Note 5), bearing quarterly dividend of 4% per annum has been excluded from the numerator, since the amount has been classified as debt and the dividend payments are reflected as interest. The dividends on the preferred shares are not presented as equity instruments.

7. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. There are no future tax liabilities.

The following table reflects future income tax assets at December 31, 2003 and 2002.

	2003	2002
Unclaimed non-capital losses	$ 1,034,486	$ 901,342
Income tax value of capital assets over carrying value	51,000	51,000
Future site restoration costs not yet deductible	5,000	5,000
Unclaimed share issue costs	29,000	39,000
Excess petroleum tax basis over accounting value	65,523	56,788
	1,185,009	406,719
Valuation allowance	(1,185,009)	(406,719)
Future income tax assets recognized	$ -	$ -

The Company provided a valuation allowance equal to the future tax assets as it is not presently more likely than not that they will be realized. The Company's income tax expense for each of the years ended is as follows:

(Expressed in United States Dollars)

	2003	2002	2001
Current income tax expense	$ -	$ -	$ -
Future income tax expense (recovery)	-	-	-
Total income tax expense (recovery)	$ -	$ -	$ -

The Company's actual income tax expense for each of the years ended is made up as follows:

	2003	2002	2001
(Loss) before income taxes reflected in consolidated statements of operations	$ (13,648)	$ (111,999)	$ (233,040)
Expected income tax expense (recovery)	(4,998)	(41,000)	(1,022,000)
Deductible share issue costs	(10,000)	(10,000)	(138,000)
Loss reduction relating to gain on settlement of debt	-	(55,000)	(6,000)
Statutory rate difference - Canada/U.S.(i)	(171)	(4,000)	-
Valuation allowance	15,169	110,000	1,166,000
Income tax expense (recovery)	$ -	$ -	$ -

(i) The statutory rate difference between Canada and U.S. is 1.12%. This was computed using the combined tax rate of 36.12% (Federal tax rate of 22.12% and Ontario tax rate of 14%). The U.S. combined tax rate is 35% (U.S. top Federal tax rate of 35% and Texas State tax rate of 0%).

Non capital losses and resource pools

The Company has resource pools of $178,900 (Canadian Exploration Expenditures of $120,100 and Canadian Development Expenditures of $58,800). It also has unclaimed share issue costs of $10,000. The Company has non-capital loss carryforwards of approximately $2,825,100 which can be used to reduce taxable income of future years. No benefit from these amounts has been recorded in these financial statements. The non-capital losses will expire as follows;

2004	$ 526,900
2005	449,000
2006	303,400
2007	586,700
2008	798,500
2009	160,600
	$ 2,825,100

8. Related party transactions not disclosed elsewhere

Transactions with related parties not disclosed elsewhere in these financial statements comprise:

	2003	2002
Due from related party (a)	$ 33,070	$ 47,117
Due to related party (a)	$ 44,609	$ 15,500

(a) These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

(Expressed in United States Dollars)

(b) During the year, the Company sold a truck to Royal Standard Minerals Inc.

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director. The above transactions are measured at the exchange amount.

9. Supplemental cash flow information

	2003	2002	2001
Changes in non-cash working capital			
Trade and sundry receivables	(16,664)	227,889	$ 75,942
Notes receivable	(69,528)	(19,700)	-
Inventory	11,867	(11,566)	20,777
Accounts payable and accrued liabilities	504	2,281	(708,544)
Advances to/from related parties	43,156	(64,135)	(461,375)
	$ (30,665)	$ 134,769	$ (1,073,200)
Operating activities	$ (30,665)	$ 134,769	$ (1,073,200)
Financing activities	-	-	-
Investing activities	-	-	-
	$ (30,665)	$ 134,769	$ (1,073,200)
Interest paid	$ 28,663	$ 25,989	$ 172,862
Income taxes paid	$ -	$ -	$ -

10. Financial instruments

Fair Value
At December 31, 2003, the Company's financial instruments consisted of cash and cash equivalents, trade and sundry receivables, notes receivables, due from related parties, accounts payable and accrued liabilities, and due to related parties. The Company estimates that these short term financial instruments approximates their carrying values due to their short term maturity. The characteristics of long term financial instruments are detailed in Note 5.

Credit risk management
Receivables include accounts receivable for petroleum and natural gas sales, which are made to a large credit worthy customer in the United States. The Company has a long history with this customer and has had no problems in the past. Accordingly, the Company views credit risk on these amounts as low.

The Company is exposed to losses, in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

11. Segment information

The Company has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Company's petroleum and natural gas revenue is from customers based in the United States. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to the maintenance of the Company's public company status.

(Expressed in United States Dollars)

12. Differences between Canadian GAAP and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproven properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down which is considered to be additional depletion, is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US GAAP, must be taken into consideration. The application of the US GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the company in 2003, 2002 or 2001.

Under Canadian GAAP, the Company accounted for its stock-based compensation plan as described in Note 2 under which CICA Handbook Section 3870 was adopted for new awards effective January 1, 2003. The effect of this accounting change was that $17,660 was recorded as additional compensation expense for 2003. Prior to this change, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for 2002 or 2001. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standard Board (FASB) Statement 148 (see below) effective as of January 1, 2003, which provisions allows the Company to record compensation expense for stock options granted in 2003 based on the estimated fair value of such options, using the prospective method. As of January 1, 2003, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes in 2003 would not be different than the expense recorded for Canadian GAAP purposes in 2003.

Prior to January 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under APB Opinion Number 25 and related interpretations, under which no compensation expense was required to be recognized in 2002 or 2001. For US GAAP purposes, pro forma net loss relating to stock option grants would have been increased by approximately $110,000 in 2002.

Under Canadian GAAP, no value was attributed to the 2,300,000 detachable warrants that were issued in 2000 with the Series A debenture (Note 5) whereas under US GAAP such warrants would have been valued at $345,000. Accordingly, under US GAAP, this amount would have been recorded as a reduction of the related debt and an increase in additional paid-in capital (the US GAAP equivalent of contributed surplus). Under US GAAP, the unamortized balance of the discount in the amount of $276,000 would have been recorded as amortization in 2001 upon the retirement of the related debt.

Under US GAAP the income tax calculation would be at enacted and not substantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.

Recent accounting pronouncements --

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FASB 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for such activities initiated after December 31, 2002. FASB 146 requires the recognition of a liability for exit or disposal activities when such a liability is incurred. This standard is substantially equivalent to CICA EIC Abstract 135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)." This new guidance has been adopted for US GAAP purposes in 2003, and it did not have a material impact on the financial position, results or operations or cash flows of the Company as reported for US GAAP purposes.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No.45 required that at the time a Company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not currently provide significant guarantees on a routine basis. The Company adopted this interpretation for US GAAP purposes and it did not have a material impact on the results of operations of the financial position of the Company.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company has adopted this statement in 2003.

FASB 148 requires the following disclosures for US GAAP purposes:

Years ended December 31

	2003	2002	2001
AS REPORTED			
Net (loss)	$ (13,648)	$ (111,999)	$ (2,333,040)
(Loss) per common share, as reported			
Basic	$ 0.00	$ 0.00	$ (0.07)
Diluted	$ 0.00	$ 0.00	$ (0.07)
Stock option compensation cost included in net (loss)	$ 17,661	$ -	$ -

PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

	2003	2002	2001
Net (loss)	$ (13,648)	$ (221,999)	$ (2,333,040)
(Loss) per common share, as reported			
Basic	$ 0.00	$ (0.01)	$ (0.07)
Diluted	$ 0.00	$ (0.01)	$ (0.07)
Additional stock option compensation included in net (loss) on a pro forma basis	$ -	$ 110,000	$ -

(Expressed in United States Dollars)

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FASB 149). FASB 149 is intended to result in more consistent reporting of contracts as either free standing derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position, results of operations or cash flows as reported for US GAAP purposes.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This standard establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity, and is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company does not expect that this pronouncement will have a material impact on its financial position, results of operations or cash flows as reported for US GAAP purposes.